FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact:

Dr. José Luis Guerrero
(5255) 5272-9991 x2060	in the United States:
jose.guerrero@ica.com.mx	Zemi Communications

Lic. Paloma Grediaga	Daniel Wilson
(5255) 5272-9991 x3664	(212) 689-9560
paloma.grediaga@ica.com.mx	dbmwilson@zemi.com

ICA REPORTS SECOND QUARTER OF 2006 RESULTS

Mexico City, July 28, 2006 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited results for the second quarter of 2006.

As previously announced, ICA consolidated the income statement of the North Central Airport Group (GACN) in the Airports sub-segment, effective January 1, 2006. In addition, ICA adopted the proportional consolidation method of accounting for those subsidiaries and joint ventures where there is shared control. The accounts are consolidated line-by-line in proportion to ICA's ownership. The change in accounting method affects the consolidation of the financial statements of the Spanish subsidiaries that make up Rodio and the GEOICASA joint venture with Mexican homebuilder GEO in the Housing segment.

ICA noted the following highlights:

•

Total revenues for the second quarter of 2006 were Ps. 5,510 million, an increase of Ps. 1,198 million, or 28 percent, as compared to Ps. 4,311 million in the second quarter of 2005. Airports contributed Ps. 394 million, or 7.1 percent, of the total.

•	Operating income for the second quarter of 2006 was Ps. 384 million, an increase of Ps. 167 million, or 77 percent, as compared to Ps. 217 million in the same period of 2005.
•

Net income of majority interest was Ps. 94 million in the second quarter of 2006, an increase of Ps. 26 million, or 38 percent, as compared to Ps. 68 million in the second quarter of 2005. This is equivalent to Ps. 0.23 per share, or US$ 0.25 per ADS.

•

New construction contract awards during the second quarter of 2006 were Ps. 3,632 million. ICA’s construction backlog as of June 30, 2006 was Ps. 12,541 million, equivalent to 9 months work based on second quarter construction revenues.

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•	At the end of the second quarter of 2006, ICA’s total assets were Ps. 33,965 million, an increase of 56 percent, as compared to Ps. 21,768 million in the second quarter of 2005.
•	As of June 30, 2006, cash and cash equivalents were Ps. 5,622 million, an increase of 57 percent as compared to Ps. 3,581 million at the end of the second quarter of 2005.
•	ICA’s total debt as of June 30,2006 was Ps. 11,547 million, an increase of Ps. 2,795 million, or 32 percent, as compared to Ps. 8,752 million in the prior year period.

SECOND QUARTER 2006 CONSOLIDATED RESULTS

ICA’s consolidated results for the second quarter 2006 are presented with and without the effect of the consolidation of the results of operations of Airports, which was effective as of January 1, 2006.

(Ps. million)	2Q2005	2Q2006	Change (%)	Airports	ICA w/o Airports
Revenues	4,311	5,510	28%	394	5,116
Operating income	217	384	77%	134	250
Operating margin	5.0%	7.0%		34.0%	4.9%
EBITDA	425	576	36%	192	383
EBITDA margin	9.9%	10.4%		48.9%	7.5%
Net income (loss) of majority interest	68	94	38%	(21)	115
Earnings per share (Ps.)	0.22	0.23	7%
Weighted average shares outstanding (million) *	312.49	404.24

EBITDA = Earnings before other income, integral financing cost, taxes and statutory profit sharing, minority interest, and depreciation and amortization expenses. EBITDA is not a measure of financial performance or an indicator of free cash flow generation under Mexican or U.S. GAAP. Other companies may define EBITDA differently.

* Second quarter 2005 shares are adjusted for the 1:6 reverse split of December 13, 2005.

ICA recorded second quarter 2006 revenues of Ps. 5,510 million, an increase of 28 percent compared to the second quarter of 2005. The El Cajón hydroelectric project accounted for 9 percent of total revenues, and Package II of the Minatitlan refinery reconfiguration project accounted for 21 percent of total revenues. During the second quarter of 2006, revenues in Mexico represented 90 percent of the total. Revenues denominated in foreign currency, principally U.S. dollars, were 45 percent of the total. Airports accounted for Ps. 394 million, or 7 percent, of total revenues. The increase in revenues reflects increases in revenues of all ICA’s segments which was partially offset by a reduction in reported Rodio revenues of 23 percent compared to the prior year period, as a result of application of the proportional consolidation method to Rodio starting in January 2006, which consolidates 50 percent of that subsidiary’s results.

INVESTOR RELATIONS	www.ica.com.mx	2/20

PRESS RELEASE

Costs were 87 percent of revenues in the first quarter of 2006, as compared to 88 percent in the second quarter of 2005. Cost of sales was Ps. 4,775 million, an increase of 26 percent as compared to Ps. 3,796 million in the same period of 2005. Airports represented Ps. 245 million, or 5 percent, of total costs. The decrease in costs as a percentage of revenues resulted primarily from the consolidation of Airports and the proportional consolidation of Rodio.

General and administrative expenses in the second quarter of 2006 totaled Ps. 350 million, a 17 percent increase compared to Ps. 299 million in the second quarter of 2005. Airports accounted for Ps. 14 million, or 4 percent of total general and administrative expenses. The increase in general and administrative expenses was principally due to the increased level of ICA’s activity and the consolidation of Airports. General and administrative expenses decreased to 6 percent of revenues in the second quarter of 2006, as compared to 7 percent in the same period of 2005.

Operating income during the second quarter of 2006 was Ps. 384 million, an increase of Ps. 167 million, or 77 percent, compared to Ps. 217 million recorded during the same period of 2005. The increase in operating income was primarily the result of the consolidation of Airports, which was partially offset by a reduction from the proportional consolidation of 50 percent of Rodio. Airports’ contribution to operating income was Ps. 134 million. The El Cajón hydroelectric project generated Ps. 31 million, or 8 percent, of total operating income.

EBITDA generated in the second quarter of 2006 was Ps. 576 million, equivalent to a 10.4 percent margin, an increase of Ps. 151 million as compared to Ps. 425 million in EBITDA generated in the second quarter of 2005. Airports’ contribution to EBITDA was Ps. 192 million, or 33 percent of the total, which was partially offset by a reduction from the proportional consolidation of Rodio. The El Cajón hydroelectric project generated 12 percent of total EBITDA.

The Company’s accounting policies for financed public works, in which contract revenues include both revenue from the execution of the work and for financing, provide that financial costs of these projects be recognized in cost of sales. As a result, financial costs for the El Cajón hydroelectric project are included in cost of sales. Adjusted EBITDA adds back net interest expense included in cost of sales to EBITDA. In the second quarter of 2006, Adjusted EBITDA was Ps. 741 million compared to Ps. 518 million during the second quarter of 2005, an increase of Ps. 223 million or 43 percent. EBITDA and Adjusted EBITDA should not be considered as indicators of financial performance or free cash flow under Mexican or U.S. GAAP; other companies may define similarly titled concepts differently.

INVESTOR RELATIONS	www.ica.com.mx	3/20

PRESS RELEASE

(Ps. million)	2Q2005	2Q2006
Net income of majority interest	68	94
Plus: minority interest, affiliate earnings, taxes, and other income, net	44	246
Plus: integral financing cost	105	44
Plus: depreciation and amortization	208	192
EBITDA	425	576
Plus: net financial costs included in cost of sales	93	165
Adjusted EBITDA	518	741

EBITDA and Adjusted EBITDA are not measures of financial performance or indicators of free cash flow generation under Mexican or U.S. GAAP. Other companies may define similarly titled concepts differently.

The integral financing cost (CIF) in the second quarter of 2006 was Ps. 44 million, compared to Ps. 105 million recorded in the second quarter of 2005. Financial expense decreased to Ps. 135 million in the second quarter of 2006 compared to Ps. 188 million in the same period of 2005. The reduction was due to additional costs incurred in the second quarter of 2005 from the refinancing of the Corredor Sur and Acapulco Tunnel projects. Financial income during the quarter was Ps. 67 million, a Ps. 32 million reduction as compared to Ps. 99 million in the second quarter of 2005. The reduction was principally the result of the volatility of the financial markets during the second quarter. The exchange gain in the first quarter of 2006 was Ps. 26 million, compared to a Ps. 18 million loss in the same period of last year. The exchange gain was the result of the devaluation of the peso during the quarter.

(Ps. million)	2Q2005	2Q2006
Financial Expense	188	135
Financial (Income)	(99)	(67)
Exchange (Gain) Loss	18	(26)
Monetary (Gain) Loss	(1)	3
Integral Financing Cost (Gain)	105	44

The weighted average interest rate on total debt was 10.6 percent during the second quarter of 2006, including Ps. 164 million in total interest expense on financed public works, compared to 13.1 percent registered during the same period in 2005. The decrease in the weighted average interest rate was the result of cost of the principal debt liabilities, which are: the debt of the El Cajón hydroelectric project, the loan for the acquisition of the additional GACN shares, and debt incurred from the refinancing of the Corredor Sur project in Panama and the Acapulco Tunnel. The calculation for the weighted average interest rate is as follows:

INVESTOR RELATIONS	www.ica.com.mx	4/20

PRESS RELEASE

(Ps. million)	2Q2005	2Q2006
Interest Expense included in CIF	188	135
Financed Interest Expense in cost of sales	94	164
Total Interest Expense	281	298
Average Debt Outstanding	8,601	11,283
Weighted Average Interest Rate	13.1%	10.6%

Other (Income) Loss registered a gain of Ps. 18 million during the second quarter of 2006, resulting principally from the gain on sale of construction equipment that no longer meets strategic requirements and that will be replaced by new equipment in accordance with company policies.

The tax provision in the second quarter of 2006 was Ps. 155 million, of which Ps. 59 million was deferred taxes, Ps. 55 million was income tax, and Ps. 41 million was employee statutory profit sharing. Airports accounted for Ps. 53 million of the total, of which Ps. 31 was deferred taxes, Ps. 19 million was employee statutory profit sharing, and Ps. 4 million was income tax. The effective tax rate, which takes into account both deferred and current income taxes, was 32 percent in the second quarter of 2006. The effective current tax rate, which takes into account only current taxes, was 15 percent.

ICA recognized Ps. 3 million during the second quarter of 2006 from its share in the earnings of unconsolidated affiliates, which included the Caruachi hydroelectric dam in Venezuela, CIMA, and Dicomex Holding, among others.

Net income of majority interest was Ps. 94 million in the second quarter of 2006, or Ps. 0.23 per share (US$ 0.25 per ADS) based on 404.24 million weighted average shares outstanding, compared to net income of majority interest of Ps. 68 million recorded in the second quarter of 2005, or Ps. 0.22 per share (US$ 0.23 per ADS), based on a weighted average of 312.49 million shares outstanding. The 2005 earnings per share and earnings per ADS are adjusted for the 1:6 reverse split and the new 1:12 ADS ratio that was effected in December 2005. Airports accounted for a loss of Ps. 11 million of net income of majority interest in the second quarter of 2006.

INVESTOR RELATIONS	www.ica.com.mx	5/20

PRESS RELEASE

SEGMENT RESULTS

Construction

Construction segment results are shown in the following table:

	Civil			Industrial			Rodio *			Total Construction
Quarter	II-05	II-06	% var	II-05	II-06	% var	II-05	II-06	% var	II-05	II-06	% var
Revenues	1,616	2,076	28	1,793	2,116	18	551	431	(22)	3,960	4,623	17
Operating Income	91	54	(41)	72	85	17	29	27	(5)	192	166	(14)
Depreciation & Amortization	115	75	(35)	33	8	(76)	17	11	(32)	165	94	(43)
Net Income	148	140	(5)	24	15	(38)	12	24	106	183	179	(2)
EBITDA	206	129	(37)	106	93	(12)	45	39	(15)	357	260	(27)
Operating Margin	5.6%	2.6%		5.9%	4.4%		5.2%	6.4%		4.9%	3.6%
EBITDA Margin	12.8%	6.2%		5.9%	4.4%		8.2%	9.0%		9.0%	5.6%
Total Assets	9,358	14,895	59	4,159	3,886	(7)	1,795	1,158	(35)	15,312	19,939	30
Debt	5,664	7,078	25	-	114	-	217	127	(41)	5,881	7,319	24
Stockholders' Equity	1,334	3,295	147	1,206	857	(29)	480	310	(35)	3,020	4,462	48
CAPEX	32	112	252	31	6	(80)	72	14	(81)	135	132	(3)

* As of January 1st, 2006 Rodio consolidates line to line under proportional consolidation of 50%

Total construction revenues increased 17 percent during the second quarter of 2006, as compared to the second quarter of 2005. Increases in Civil and Industrial Construction offset a decrease in Rodio revenues as a result of the proportional consolidation of 50 percent of that segment starting January 2006. The operating margin from all construction activities decreased to 3.6 percent during the second quarter of 2006, as compared to 4.9 percent during the same quarter of 2005. Second quarter 2006 EBITDA was Ps. 260 million, with an EBITDA margin of 5.6 percent.

Civil Construction revenues resulted principally from work on the El Cajón hydroelectric project, work on Terminal II of Mexico International Airport, the Tejocotal-Nuevo Necaxa section of the Mexico-Tuxpan highway, and the inter-terminal transport system for the Mexico City International Airport. The Civil Construction operating margin was 2.6 percent in the second quarter of 2006, compared to 5.6 percent in the 2005 period. The reduction is the result of the combined effect of the mix of projects under construction. Bid preparation expenses were Ps. 20 million during the second quarter of 2006, as compared to Ps. 8 million in the same quarter of 2005.

Civil Construction EBITDA was Ps. 129 million, a reduction of 37 percent compared to Ps. 206 million in the second quarter of 2005. The El Cajón hydroelectric project generated EBITDA of Ps. 78 million. Civil Construction net income of majority interest was Ps. 140 million, compared to Ps. 148 million in the first quarter of 2005.

Industrial Construction revenues increased as a result of advances in the execution of projects in backlog. The projects that contributed most to revenues were Package II of the Minatitlan refinery reconfiguration, which accounted for 21

INVESTOR RELATIONS	www.ica.com.mx	6/20

PRESS RELEASE

percent of ICA’s total revenues, the Altamira V combined cycle power plant in Tamaulipas, the Chicontepec oil field project in Veracruz, the liquefied natural gas terminal and storage tanks in Altamira, Tamaulipas, and the Reynosa IV cryogenic plant in Tamaulipas. The Industrial Construction operating margin was 4 percent in the second quarter of 2006. Bid preparation expenses were Ps. 9 million in the second quarter of 2006, as compared to Ps. 13 million in the same quarter of 2005.

Industrial Construction EBITDA was Ps. 93 million in the second quarter of 2006, a reduction of 12 percent compared to Ps. 106 million during the same quarter of 2005. Industrial Construction net income of majority interest was Ps. 15 million, a decrease of 38 percent, as compared to the second quarter of 2005.

Effective January 1, 2006, Rodio is proportionally consolidated in proportion to ICA’s 50 percent ownership. Rodio’s overall performance in the second quarter of 2006 improved substantially as compared to the prior year period, and the reductions in various accounts were due to application of the proportional consolidation method. Rodio contributed revenues of Ps. 431 million, a reduction of 22 percent compared to Ps. 551 million in the second quarter of 2005. Operating income during the second quarter of 2006 was Ps. 27 million, as compared to Ps. 29 million in the same period of 2005, despite the proportional consolidation of 50 percent in the 2006 period. Rodio’s operating margin for the second quarter of 2006 was 6 percent. Rodio’s most important projects are the development of shopping centers for the El Corte Ingles department stores in Jaen, Toledo, Alicante, and Seville; the M30 expressway around Madrid; and the Hipercor shopping center in Malaga.

Rodio generated EBITDA of Ps. 39 million, a reduction of 15 percent compared to Ps. 45 million during the same quarter of 2005. Rodio net income of majority interest was Ps. 24 million in the second quarter of 2006, compared to Ps. 12 million registered in the same quarter of 2005, despite the effect of the proportional consolidation.

INVESTOR RELATIONS	www.ica.com.mx	7/20

PRESS RELEASE

El Cajón Hydroelectric Project

The following table summarizes the main financial accounts of the El Cajón hydroelectric project:

(Ps. million)	2Q2005	3Q2005	4Q2005	1Q2006	2Q2006
Income Statement
Revenue	1,058	1,131	1,103	648	518
Operating Income	64	68	66	39	31
Operating Margin	6%	6%	6%	6%	6%

Balance Sheet
Total Assets	7,282	8,177	8,749	9,419	10,071
Cash and Cash Equivalents	424	275	564	502	353
Accounts Receivable	8	7	5	5,733	6,221
Other Current Assets	233	264	267	324	295
Total Current Assets	665	546	837	6,560	6,870
Long Term Accounts Receivable	6,127	7,223	7,597	2,613	3,047
Total Long Term Assets	6,127	7,223	7,597	2,613	3,047

Total Liabilities	6,971	7,678	7,903	8,401	8,760
Current Liabilities	731	882	919	5,124	5,558
Long Term Liabilities	5,867	6,363	6,478	2,848	2,918
Other Liabilities	372	431	506	428	283
Equity	311	499	846	1,018	1,311

The El Cajón hydroelectric project generated Ps. 518 million in revenues and Ps. 31 million in operating income during the second quarter of 2006, with a 6 percent operating margin. As the completion and delivery of the project get closer, the amount of work completed and the project’s share in total revenues is decreasing.

During the month of July, Consorcio Internacional de Infraestructura (CIISA) and the Federal Electricity Commission (CFE) were in the process of negotiations for the accelerated delivery of the project.

The project has used US$ 624.6 million of the financing for the project. At the end of June 2006, 91.5 percent of the syndicated loan and the 144A bond had been disbursed. The total financing for the project is US$ 682.4 million. Effective in the first quarter of 2006, the certificates for completed work that correspond to the amount that is expected to be received when the first unit is delivered have been reclassified as short term assets.

Total liabilities for the El Cajón hydroelectric project increased to Ps. 8,760 million as of June 30, 2006, of which 63 percent was short term and 37 percent long term. The syndicated loan is shown on ICA’s balance sheet as it is disbursed. The entire amount of the 144A bond, which is US$ 230 million, has been recorded as long term securities debt since the date of its issuance.

INVESTOR RELATIONS	www.ica.com.mx	8/20

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Other Segments

	Housing			Infrastructure
(Ps. Million)				Airports			Other			Total
Quarter	2Q05	2Q06%		2Q05	2Q06%		2Q05	2Q06%		2Q05	2Q06%
Revenues	259	346	34%	-	394	-	89	109	23%	352	887	152%
Operating Income	12	36	203	-	134		20	43	116	24	218	792
Depr. & Amortization	-	2	-	-	59		41	34	(17)	43	97	127
Net Income	2	33	-	-	(11)		(86)	(10)	(88)	(115)	(85)	(26)
EBITDA	12	39	229	-	192		61	77	27	67	315	368
Operating Margin	4.6%	10.5%		-	34.0%		22.4%	39.5%		6.9%	24.6%
EBITDA Margin	4.6%	11.3%			48.9%		68.5%	70.7%		19.1%	35.5%
Total Assets	1,050	1,685	61	-	8,424		4,793	4,598	(4)	6,457	14,026	117
Debt	266	131	(51)	-	1,424		2,604	2,582	(1)	2,870	4,228	47
Stockholder’s Equity	669	1,055	58	-	6,027		1,978	1,745	(12)	3,366	8,915	165
Capital investment	1	7	-		60		88	159	80	88	227	159

The Housing segment sold 1,482 units during the second quarter of 2006, compared to 1,006 units in the second quarter of 2005. The increase is due to the initiation of 7 new projects, with an average of 1,000 units in each project. The relatively larger size of the new projects contributes to higher profitability.

Revenues for the second quarter of 2006 were Ps. 346 million, a 34 percent increase compared to Ps. 259 million in the same period of 2005. The increase in sales reflects the increase of units sold and a higher average unit price. The operating margin in the second quarter of 2006 was 10.5 percent, compared to 4.6 percent in the same quarter of 2005. Of the units sold, 61 percent were traditional housing (vivienda tradicional), and 39 percent were entry level housing (vivienda de bajos ingresos).

Housing EBITDA during the second quarter of 2006 was Ps. 39 million, an increase of 229 percent compared to Ps. 12 million during the same quarter of 2005. Housing net income of majority interest was Ps. 33 million in the second quarter of 2006, compared to Ps. 2 million in the 2005 period.

The Infrastructure segment (formerly called Infrastructure Operations) includes the results of operations of Airports and other ICA concessions. Revenues were Ps. 503 million in the second quarter of 2006, as compared to Ps. 89 million in the same quarter of 2005, an increase of Ps. 414 million. Airports contributed Ps. 394 million in revenues during the second quarter of 2006. Second quarter 2006 operating income was Ps. 177 million, principally as a result the Ps.134 million contribution of Airports.

The Other Concessions sub-segment includes the Corredor Sur in Panamá, the Acapulco Tunnel, the waste water treatment plant in Ciudad Acuña, and the Irapuato–La Piedad and Queretaro–Irapuato highways, which are operated

INVESTOR RELATIONS	www.ica.com.mx	9/20

PRESS RELEASE

under the PPP (public-private partnership) mechanism. The two PPPs are not currently operating.

The Corredor Sur’s average traffic volume in the second quarter of 2006 increased 14 percent to 58,016 vehicles per day, compared to 50,945 in the same quarter of 2005. Corredor Sur revenues increased Ps. 1.4 million, as a result of increases in traffic and toll rates at the end of 2005.

Revenues of the Acapulco Tunnel increased Ps. 3 million, or 14 percent, in the second quarter of 2006, as compared to the same period of 2005. The increase was due also to increases in traffic and toll rates.

The Acapulco Tunnel’s daily average traffic volume increased to 8,550 vehicles in the second quarter of 2006, compared to 7,831 in the same quarter of 2005.

Revenues of the Airports sub-segment, which consolidates the operations of GACN, Aeroinvest, and Servicios de Tecnologia Aeroportuaria (SETA), were Ps. 394 million, with operating income of Ps. 134 million and a 34 percent operating margin. The segment generated EBITDA of Ps. 192 million, with an EBITDA margin of 49 percent. Net loss of majority interest was Ps. 11 million, which is primarily the result of the financial cost that Aeroinvest is paying on the debt incurred to finance the acquisition of GACN shares in December 2005. During the second quarter of 2006, GACN served 3.04 million passengers in its 13 airports, as compared to the 2.83 million in the same period of 2005, an increase of 7.3 percent. Domestic flights accounted for 81 percent of the passenger total and international flights accounted for 19 percent. The Monterrey International Airport accounted for 46 percent of total passenger traffic.

Under Mexican law and the terms of the airport concessions, airport revenue derived from aeronautical activities (e.g., passenger charges, landing fees, aircraft parking charges) is subject to rate regulation, while other revenue (consisting principally of revenue from commercial activities such as the leasing of space in the airports to merchants and freight services) is not subject to rate regulation.

Regulated Airports revenue during the second quarter of 2006 was Ps. 315 million, or 80 percent of the total. Non-regulated Airports revenue was Ps. 79 million, or 20 percent of the total.

INVESTOR RELATIONS	www.ica.com.mx	10/20

PRESS RELEASE

CONSOLIDATED RESULTS

January – June 2006

	January-June			Airports
(Ps. million)	2005	2006	Change (%)	Airports	ICA w/o Airports
Revenues	8,462	10,125	19.6%	773	9,351
Operating income	423	738	74.5%	297	441
Operating margin	5.0%	7.3%		38.4%	4.7%
EBITDA	814	1,148	41.1	410	738
EBITDA margin	9.6%	11.3%		53.1%	7.9%
Net income (loss) of majority interest	138	225	63.0%	5	220
Earnings per share (Ps.)	0.44	0.56			0.54
Weighted average shares outstanding (million) *	311.67	403.53			403.53

* Six month 2005 shares are adjusted for the 1:6 reverse split of December 13, 2005.

ICA recorded revenues of Ps. 10,125 million in the first six months of 2006, an increase of 19.6 percent compared to Ps 8,462 million in the comparable 2005 period. Of the increase of Ps. 1,663 million, Airports accounted for Ps. 773 million.

Operating income was Ps. 738 million in the first six months of 2006, as compared to Ps. 423 million in the same period of 2005, an increase of Ps. 315 million, or 74.5 percent. Airports’ contribution to operating income was Ps. 297 million.

EBITDA generated in the first six months of 2006 was Ps. 1,148 million, equivalent to 11.3 percent margin, an increase of Ps. 335 million as compared to Ps. 814 million in EBITDA generated in the comparable period of 2005. Airports’ contribution to EBITDA was Ps. 410 million.

For the first six months of 2006, Adjusted EBITDA was Ps. 1,373 million, as compared to Ps. 991 for the same period of 2005, an increase of Ps. 382 million, or 39 percent. A reconciliation of EBITDA and Adjusted EBITDA to net income of majority interest is shown in the following table:

(Ps. million)	2005	2006
Net income of majority interest	138	225
Plus: minority interest, affiliate earnings, taxes, and other income, net	159	461
Plus: integral financing cost	126	52
Plus: depreciation and amortization	391	411
EBITDA	814	1,148
Plus: net financial costs included in cost of sales	178	225
Adjusted EBITDA	991	1,373

EBITDA and Adjusted EBITDA are not measures of financial performance or indicators of free cash flow generation under Mexican or U.S. GAAP. Other companies may define similarly titled concepts differently.

INVESTOR RELATIONS	www.ica.com.mx	11/20

PRESS RELEASE

Net income of majority interest was Ps. 225 million in the first six months of 2006, an increase of Ps. 87 million, as compared to Ps. 138 million in the same period of 2005. This is equivalent to Ps. 0.56 per share (US$ 0.59 per ADS), based on 403.53 million weighted average shares outstanding, as compared to Ps. 0.44 per share (US$ 0.47 per ADS), based on 311.67 million weighted average shares outstanding in the first six months of 2005. The 2005 earnings per share and earnings per ADS are adjusted for the 1:6 reverse split and the new 1:12 ADS ratio that was effected in December 2005. Airports accounted for Ps. 5 million of net income of majority interest in the first six months of 2006.

CONSTRUCTION BACKLOG

During the second quarter of 2006, ICA had new contract awards and net contract additions of Ps. 3,632 million. New projects included: a petrochemical plant in Altamira, Tamaulipas, the Rio de la Compañia tunnel, two lightweight marine platforms for PEMEX, and new Rodio projects.

At the end of June 2006, construction backlog was Ps. 12,541 million, a decrease of Ps. 497 million, or 4 percent, compared to construction backlog at the end of March 2006, and was the equivalent of 9 months work at second quarter 2006 rates. The level of the construction backlog at both end-March and end-June includes the effect of the proportional consolidation of Rodio.

The work to be performed in concessioned projects, which is not included in construction backlog, was Ps. 1,449 million at the end of the second quarter of 2006. The combination of the construction backlog and the work to be performed in concessioned projects generates the total volume of construction work.

	Ps. million	Months Construction Equivalent*
Balance, December 2005	13,037	9
New contracts and net contract additions	3,632	3
Work executed	4,129	3
Balance, March 2006	12,541	9
Work to be performed in concessioned projects	1,449	1
Total volume of construction work	13,990	10
* Months of work based on the volume of work executed in the second quarter of 2006.

The modernization on the Irapuato – La Piedad highway PPP advanced in the second quarter of 2006. The transfer of resources to the concessionaire in the form of a capital contribution has been made, and the concessionaire is currently in the process of completing a Ps. 580 million loan.

INVESTOR RELATIONS	www.ica.com.mx	12/20

PRESS RELEASE

At the end of the second quarter of 2006, projects in Mexico represented 92.7 percent of total backlog, while projects abroad represented 7.3 percent. Of the total, 78.6 percent was for public sector clients, and 21.4 percent was for private sector clients.

BALANCE SHEET

The main accounts of ICA’s consolidated balance sheet are shown in the following table. For comparative purposes, the balance sheet is presented with and without Airports.

			2Q06
(Ps. million)	2Q05	2Q06	Airports	ICA w/o Airports
Assets
Cash and Cash Equivalents	3,581	5,622	2,013	3,609
Trade and Contract Receivables	2,919	10,202	259	9,943
Other Receivables	1,142	1,715	-	1,715
Inventories	1,192	925	59	866
Other Current Assets	206	910	16	893
Total Current Assets	9,039	19,373	2,348	17,026
Trade and Contract Receivables	6,477	3,477	141	3,336
Investment in Subsidiaries & Affiliates	542	356	-	356
Other Investments	3,253	7,815	4,359	3,456
Concessions	3,093	7,732	4,359	3,373
Long term Land Inventories	160	83	-	83
Long Term Assets	10,272	11,647	4,500	7,148
Property, Plant and Equipment Net	1,123	2,491	1,498	993
Other Assets	1,334	454	78	376
Total Assets	21,768	33,965	8,424	25,542

Total Liabilities	15,383	20,589	2,397	18,192
Stockholders' Equity	6,386	13,377	6,027	7,349
Total Liabilities & Stockholders’ Equity	21,768	33,965	8,424	25,542

At the close of the second quarter of 2006, total assets increased 56 percent, total liabilities rose 34 percent, and shareholders’ equity rose 109 percent, as compared to the end of the second quarter of 2005.

ICA had total assets of Ps. 33,965 million at the close of the second quarter of 2006, an increase of Ps. 12,197 million, or 56 percent, compared to Ps. 21,768 million at the end of the same quarter of 2005. Of the increase, Ps. 8,424 million was accounted for by the consolidation of Airports. The remaining increase is a result of the combined effect of the capital increase in August 2005, client advances, higher levels of construction activity, faster invoicing and collection for completed work, and execution of the El Cajón hydroelectric project.

INVESTOR RELATIONS	www.ica.com.mx	13/20

PRESS RELEASE

At June 30, 2006, ICA had total cash and cash equivalents of Ps. 5,622 million, an increase of 57 percent as compared to Ps. 3,581 million at the end of the second quarter of 2005. Of the Ps. 2,042 million increase, Ps. 2,013 million is attributable to the consolidation of Airports. At the end of June 2006, 82 percent of cash and cash equivalents were in the following subsidiaries: 36 percent in Airports, 33 percent in ICA Fluor, 6 percent in the El Cajón hydroelectric project, 6 percent in the reserves established to secure the Acapulco Tunnel and Corredor Sur financings. This cash generally cannot be used by ICA in accordance with the subsidiaries’ bylaws or the governing agreements. The remaining 18 percent, or Ps. 1,028 million, was held at the parent company or other operating subsidiaries. Of total cash as of June 2006, 39 percent represented client advances. Guarantee deposits administered by surety companies are not included in total cash and cash equivalents. These guarantee deposits, which are principally associated with four projects, totaled Ps. 298 million at June 30, 2006. In addition, Ps. 910 million was paid to suppliers in order to lock-in the price of raw materials and supplies.

In the second quarter of 2006, short-term accounts receivable increased Ps. 7,283 million, or 250 percent, as compared to Ps. 2,919 million in the same period of 2005, as a result of the reclassification to short-term of Ps. 6,221 million in certifications for completed work on the El Cajón hydroelectric project; these certifications for completed work were Ps. 10,202 million at the end of June 2006, as compared to Ps. 2,919 million at the end of June 2005. Of total accounts receivable, Airports accounted for Ps. 259 million. Excluding the reclassification for the hydroelectric project and Airports, short-term accounts receivable would have totaled Ps. 3,722 million, an increase of 28 percent, as compared to the same quarter of 2005. This increase was due to the increase in the company’s activities. Accounts receivable include deferred payments from clients that are subject to reaching defined milestones and that, in large part, require financing, since the contracts do not provide for client advances. The main projects that meet these characteristics were in Industrial Construction and totaled Ps. 1,026 million at the end of June 2006, of which Ps. 668 million is for Package II of the Minatitlan refinery reconfiguration project and Ps. 358 million is for the Chicontepec oil field project.

Total long term assets of Ps. 11,647 million included accounts and documents receivable, which include client certifications at the El Cajón hydroelectric project of Ps. 3,047 million, or 26 percent of long term assets. Completed works in concessions were Ps. 7,732 million, or 66 percent of long term assets.

Total liabilities increased Ps. 5,206 million to Ps. 20,589 million in the second quarter of 2006, as compared to Ps. 15,383 million in the same quarter of 2005. Of the total increase, Airports accounted for Ps. 2,397 million including the financing of US$ 125 million, equivalent to Ps. 1,422 million, for the acquisition of GACN’s shares.

Shareholders’ equity increased by Ps. 6,991 million to Ps. 13,377 million in the second quarter of 2006, as compared to Ps. 6,386 million in the second quarter

INVESTOR RELATIONS	www.ica.com.mx	14/20

PRESS RELEASE

of 2005. Of the total increase in shareholders’ equity, minority interests in GACN represented Ps. 3,967 million. The balance of the increase in shareholders’ equity was the result of the capital increase in August 2005 and net income during 2005 and the first half of 2006, which was partially offset by a reduction from the proportional consolidation of Rodio.

Debt

Total debt at the end of the second quarter of 2006 was Ps. 11,547 million, an increase of Ps. 2,796 million, as compared to the Ps. 8,752 million in the second quarter of 2005. Excluding the El Cajón hydroelectric project, total debt increased Ps. 1,383 million. The increase in debt reflects short term working capital financing for Package II of the Minatitlan refinery reconfiguration and a loan to finance the GACN share purchase. This increase was offset in part by the payment of parent company and subsidiary debt related to projects that have been completed, principally in the Housing segment, as well as the effect of the proportional consolidation of Rodio.

(Ps. Million)	2Q2005	2Q2006
Short Term Debt	444	4,808
Long Term Debt	8,308	6,740
Total Debt	8,752	11,548

Total Cash and cash equivalents	3,581	5,622
Total Net Debt	5,171	5,926
El Cajón Project Debt	5,664	7,078
El Cajón Cash and cash equivalents	424	353
Net Debt, El Cajón	5,240	6,725
Net Debt, excluding El Cajón	(69)	(799)

Net debt excluding the El Cajón hydroelectric project was a net cash position of Ps. 799 million, compared to net cash of Ps. 69 million in the second quarter of 2005. This was the fifth consecutive quarter with a positive net cash position excluding El Cajón, and is the result of the increase in capital, the payment of parent company debt, and the refinancing of projects that generated cash for the Company.

US$ 624.6 million of the El Cajón hydroelectric project financing has been used by ICA.

Of ICA’s total debt, 87 percent, or Ps. 9,994 million, corresponds to projects and 13 percent, or Ps. 1,552 million, is operating company debt. ICA had no parent company debt outstanding at the end of June 2006 as shown in the following table:

INVESTOR RELATIONS	www.ica.com.mx	15/20

PRESS RELEASE

	June -2006	% Total
Operating Company	1,552	13%
Project	2,917	25%
El Cajon hydroelectric project	7,078	61%
Total	11,547	100%

As a result of the reclassification to short term of debt related to the El Cajón project, 42 percent of ICA’s total debt matures in less than one year as of June 30, 2006; 92 percent is denominated in foreign currency, principally dollars, and 45 percent is securities debt.

Liquidity and Financial Ratios

	2Q2005	2Q2006
Current Ratio	1.44	1.48
Interest Coverage Ratio (Adjusted EBITDA/net interest)	2.85	3.18
Leverage (Total Debt/Equity)	1.37	0.86

The current ratio as of the end of the second quarter of 2006 increased to 1.48, compared to 1.44 at the end of second quarter 2005. The increase was principally the result of the consolidation of Airports, the issuance of common stock in the third quarter of 2005, the payment of parent company debt, client advances, cash provided by the refinancing of liabilities, an increase in the Company’s level of activity, the reclassification of short-term assets and liabilities of the El Cajón hydroelectric project, and the proportional consolidation of Rodio. A portion of ICA’s cash and cash equivalents has been pledged to obtain letters of credit required by clients to secure project advances and performance on various projects.

The interest coverage ratio (Adjusted EBITDA/net interest expense, including interest in cost of sales) was 3.18 in the second quarter of 2006, compared to 2.85 in the same period of the prior year, after excluding net financing costs included in cost of sales from both EBIDTA and net interest expense. The decrease in the coverage ratio is a result of the increase in debt. The leverage ratio (total debt/equity) fell to 0.86 as of June 30, 2006, as compared to 1.37 at the end of the same quarter in 2005.

CAPEX and Divestments

Capital expenditures, including investments in fixed assets and deferred expenses, totaled Ps. 359 million in the second quarter of 2006, an increase of Ps. 136 million as compared to the same quarter of 2005, as a result of the

INVESTOR RELATIONS	www.ica.com.mx	16/20

PRESS RELEASE

Airports consolidation and the investments related to fixed assets for the Irapuato – La Piedad PPP concession.

Divestments in the second quarter of 2006 were Ps. 57 million. The main divestments during the quarter were the sale construction equipment and land in Los Mochis, Sinaloa.

CONFERENCE CALL INVITATION

ICA invites you to participate in a conference call on Monday, July 31, at 10:00 a.m. (EST). In order to participate, please call (800) 936-9754 from the U.S. or +1 (973) 935-2048 internationally, 5 to 10 minutes before the scheduled time. The reference code is 7616914. A taped replay will be available until midnight of August 7 by calling (877) 519-4471 from the U.S. or +1 (973) 341-3080 internationally, with the same reference code.

The financial information in this release is unaudited and is prepared in accordance with Mexican GAAP. Figures are presented in constant Mexican pesos (Ps.) of June 30, 2006 purchasing power. The exchange rate used for the conversion of amounts at June 30, 2006 was Ps. 11.3320 per U.S. dollar.

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA was founded in 1947. ICA’s principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

Three Tables Follow

INVESTOR RELATIONS	www.ica.com.mx	17/20

PRESS RELEASE

Empresas ICA, S.A. de C.V.
Consolidated Statement of Income
 Million of Constant Pesos

		Three Months Ended
		June 30					Airports Consolidation Effect

							Airports	ICA w/o Airports	First 6	First 6
		II-05		II-06	US Million		II-06	II-06	months -05	months -06

Net Sales	Ps.	4,311	Ps.	5,510	US$	486	394	5,116	8,462	10,125
Cost of Sales		3,796		4,775		421	245	4,530	7,458	8,673
Gross Profit		516		734		65	148	586	1,004	1,452
Operating Expenses		299		350		31	14	336	581	714

Operating Income		217		384		34	134	250	423	738

Interest (Income)		(99)		(67)		12	(42)	(26)	(141)	(171)
Interest Expense		188		135		(6	50	85	265	243
Loss ( Gain ) in Foreign Exchange		18		(26)		(2	27	(53)	11	(31)
Loss ( Gain ) in Monetary Position		(1)		3		0	9	(6)	(9)	11

Total Financing (Gain) Cost		105		44		4	44	0	126	52

Income After Financing (Gain) Cost		111		340		30	90	250	297	685
Other (Income) Loss Net		(31)		(18)		(2	(13)	(5)	(58)	(13)
Income Before Taxes and
Employees' Profit Sharing		142		357		32	102	255	355	699
Reserve for Taxes and
Employees' Profit Sharing		67		155		14	53	101	168	290

Net Income (Loss) After Taxes and
Employees' Profit Sharing		75		202		18	49	153	187	408

Share in Net Income (Loss) of Unconsolidated
Affiliates		56		3		0	-	3	61	5

Income (Loss) in Discontinued Operations						-		-

Net Consolidated Income (Loss)		131		205		18	49	156	248	413
Net Income (Loss) of Minority Interest		63		111		10	70	41	111	188

Net Income (Loss) of Majority Interest		68		94		8	(21)	115	138	225
EBITDA (Operating Income + Depreciation
& Amortization)		425		576		51	192	383	814	1,148

EBITDA Margin		9.9%		10.4%			48.9%	7.5%	9.6%	11.3%

Primary: weighted average shares ( millions)		312.49		404.24					311.67	403.53
EPS:		0.22		0.23		0.25			0.44	0.56

INVESTOR RELATIONS	www.ica.com.mx	18/20

PRESS RELEASE

Empresas ICA, S.A. de C.V.
Segment Information

Million of Constant Pesos

Revenues	II-05	II-06	% Var.	Operating Income	II-05	II-06	% Var.	Depreciation & Amortization	II-05	II-06	% Var.

Civil	1,616	2,076	28%	Civil	91	54	-41%	Civil	115	75	-35%
Industrial	1,793	2,116	18%	Industrial	72	85	17%	Industrial	33	8	-76%
Rodio	551	431	-22%	Rodio	29	27	-5%	Rodio	17	11	-32%

Construction	3,960	4,623	17%	Construction	192	166	-14%	Construction	165	94	-43%

Housing	259	346	34%	Housing	12	36	203%	Housing	(0)	2	-1290%
Other Concessions	89	109	23%	Other Concessions	20	43	116%	Other Concessions	41	34	-17%
Airports		394	n.s	Airports	-	134	n.s	Airports	-	59	n.s

Infrastructure	89	503	465%	Infrastructure	20	177	787%	Infrastructure	41	93	126%

Other*	4	38	920%	Other*	(8)	4	-159%	Other*	2	2	2%

TOTAL	4,311	5,510	28%	TOTAL	217	384	77%	TOTAL	208	192	-8%

Net Majority Income	II-05	II-06	% Var.	Operating Income	II-05	II-06		EBITDA	II-05	II-06	% Var.

Civil	148	140	-5%	Civil	6%	3%		Civil	206	129	-37%
Industrial	24	15	-38%	Industrial	4%	4%		Industrial	106	93	-12%
Rodio	12	24	106%	Rodio	5%	6%		Rodio	45	39	-15%

Construction	183	179	-2%	Construction	5%	4%		Construction	357	260	-27%

Housing	2	33	1351%	Housing	5%	11%		Housing	12	39	229%
Other Concessions	(86)	-10	-88%	Other Concessions	22%	39%		Other Concessions	61	77	27%
Airports	-	-11	n.s	Airports	0%	34%		Airports	-	192	n.s

Infrastructure	(86)	-21	-75%	Infrastructure	22%	35%		Infrastructure	61	270	343%

Other*	(32)	-97	204%	Other*	-203%	12%		Other*	(5)	7	-223%

TOTAL	68	94	38%	TOTAL	5%	7%		TOTAL	425	576	36%

Total Assets	II-05	II-06	% Var	Debt	II-05	II-06	% Var	EBITDA Margin	II-05	II-06

Civil	9,358	14,895	59%	Civil	5,664	7,078	25%	Civil	13%	6%
Industrial	4,159	3,886	-7%	Industrial	-	114	n.s	Industrial	6%	4%
Rodio	1,795	1,158	-35%	Rodio	217	127	-41%	Rodio	8%	9%

Construction	15,312	19,939	30%	Construction	5,881	7,319	24%	Construction	9%	6%

Housing	1,050	1,685	61%	Housing	266	131	-51%	Housing	5%	11%
Other Concessions	4,793	4,598	-4%	Other Concessions	2,604	2,582	-1%	Other Concessions	68%	71%
Airports	-	8,424	n.s	Airports		1,424	n.s	Airports	n.s	n.s

Infrastructure	4,793	13,022	172%	Infrastructure	2,604	4,006	54%	Infrastructure	68%	54%

Other*	613	(680)	-211%	Other*	-	91	n.s	Other*	-145%	17%

TOTAL	21,768	33,965	56%	TOTAL	8,751	11,547	32%	TOTAL	9.85%	10.45%

				CAPEX	II-05	II-06	% Var.	Stockholders Equity	II-05	II-06	% Var.

				Civil	32	112	252%	Civil	1,334	3,295	147%
				Industrial	31	6	-80%	Industrial	1,206	857	-29%
				Rodio	72	14	-81%	Rodio	480	310	-35%

				Construction	135	132	-3%	Construction	3,020	4,462	48%

				Housing	1	7	969%	Housing	669	1,055	58%
				Other Concessions	88	159	80%	Other Concessions	1,978	1,745	-12%
				Airports	-	60	n.s	Airports	-	6,027

				Infrastructure	88	219	148%	Infrastructure	1,978	7,773	293%

				Other*	(1)	2	-253%	Other*	719	87	-88%

* Includes: Real Estate, corporate companies and eliminations				TOTAL	223	359	61%	TOTAL	6,386	13,377	109%

INVESTOR RELATIONS	www.ica.com.mx	19/20

PRESS RELEASE

Empresas ICA, S.A. de C.V.
Consolidated Balance Sheet

Million of Constant Pesos

				II-06

	II-05	II-06	Airports	ICA w/o Airports

Assets
Cash and Cash Equivalents	3,581	5,622	2,013	3,609
Trade and Contract Receivables	2,919	10,202	259	9,943
Inventories	1,142	1,715	-	1,715
Other Receivables	1,192	925	59	866
Other Current Assets	206	910	16	893

Total Current Assets	9,039	19,373	2,348	17,026

Trade and Contract Receivables	6,477	3,477	141	3,336
Investment in Subsidiaries & Affiliated Co.	542	356	-	356
Other Investments	3,253	7,815	4,359	3,456
Concessions	3,093	7,732	4,359	3,373
Long term Land Inventories	160	83	-	83

Long Term Assets	10,272	11,647	4,500	7,148

Property, Plant and Equipment Net	1,123	2,491	1,498	993
Other Assets	1,334	454	78	376

Total	21,768	33,965	8,424	25,542

Liabilities and Stockholders' Equity
Accounts Payable	2,052	2,835	-	2,835
Current Debt	444	4,808	3	4,805
Other Current Liabilities	3,780	5,479	326	5,153

Total Current Liabilities	6,276	13,122	329	12,793

Long-Term Debt	8,308	6,740	1,422	5,318
Other Noncurrent Liabilities	798	727	646	81

Total Liabilities	15,383	20,589	2,397	18,192
Stockholders' Equity	6,386	13,377	6,027	7,349

Total	21,768	33,965	8,424	25,542

Current Ratio	1.44	1.48
Cash / Current Debt	8.07	1.17
Total Debt	8,752	11,547
Net Interest Coverage (EBITDA/Net Interest)	2.85	3.18
Leverage (Total Liabilities / Assets)	0.71	0.61
Leverage (Debt / Equity)	1.37	0.86

INVESTOR RELATIONS	www.ica.com.mx	20/20

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2006

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Vice President, Finance